SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES FOLLOW ON SHARE BUYBACK OF €800M
AS CASHFLOW IMPROVES DUE TO STRONG TRAFFIC GROWTH
& BOEING DELIVERY DELAYS

The Board of Ryanair Holdings plc today (8 Aug.) announced that while S24 airfares had softened more than expected, cashflows have improved due to strong traffic growth and Boeing delivery delays which has considerably delayed planned capex.

Ryanair now expects to complete its current €700m share buyback by the end of Aug. Given the stronger than expected cash position, the Board has decided to announce a follow-on buyback of up to €800m.  This will take total buybacks announced in FY25 to c.€1.5bn.  Subject to market rules, Ryanair expects this follow-on buyback will take between 6 and 9 months to complete.

The Board of Ryanair will also request Shareholders (at its Sept. AGM) to approve an increase in the annual buyback authority from 10% of issued share capital, to up to 15% during the 12-month period after each AGM. As Ryanair faces into a 2-year period with no new aircraft deliveries from mid-2025 to mid-2027, it expects cashflow to receive a short term boost due to this temporary cut in aircraft capex.  This creates the capacity to extend shareholder returns, which over the last 15 years amounts to c.€8bn (incl. dividends) with over 30% of shares repurchased.

Ryanair's AGM Notice will be published on www.ryanair.com this week and issued to shareholders in the coming days.  The 2024 AGM is scheduled for Thurs. 12 Sept.

ENDS

This announcement contains inside information.

For further information please contact: www.ryanair.com	Peter Larkin Ryanair Head of Investor Relations Tel: +353-1-9451212	Paul Clifford Drury Tel: +353-1-260-5000

Ryanair Holdings plc, Europe's largest airline group, is the parent company of Buzz, Lauda, Malta Air, Ryanair & Ryanair UK. Carrying c.200m guests p.a. on over 3,600 daily flights from 95 bases, the Group connects 235 airports in 37 countries on a fleet of 600 aircraft, with a further 350 Boeing 737s on order, which will enable the Ryanair Group to grow traffic to 300m p.a. by FY34. Ryanair has a team of over 27,000 highly skilled aviation professionals delivering Europe's No.1 operational performance, and an industry leading 39-year safety record. Ryanair is one of the most efficient major EU airlines.  With a young fleet and high load factors, Ryanair's CO₂ per pax/km is just 65 grams.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, post-Brexit uncertainties, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 08 August, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary